SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934





         AYOTTE MUSIC INC.                                000-30683
----------------------------------          ------------------------------------
        Name of Registrant                               SEC File No.

                 2060 Pine Street, Vancouver, BC, Canada V6J 4P8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

              Form 20-F     X             Form 40-F
                         -------                     --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                 Yes                        No     X
                      --------                  -------

     In this report, "$" means Canadian dollars.

     GENERAL - RESTRUCTURING OF THE CORPORATION. The registrant Ayotte Music, Inc. (referred to below as the "corporation") has been in the business of making and selling drums and related equipment, as a public company, for approximately four years. Under the business plan that was followed when the corporation initially went public in Canada, one of the primary strategies was to grow the business through, among other things, the acquisition of related music operations. However, the corporation has not been able to meet some of its established goals. In light of this, the board of directors of the corporation has determined that the drum business is not well suited for a public company.

     Since 1999, the corporation has pursued opportunities to either sell the corporation or to merge the corporation with another company. These efforts proved unsuccessful primarily due to the fact that the parties which the corporation has negotiated with were not interested in any deals which included the drum business.

     On or about July 9, 2001, the corporation entered into an agreement with Crossen Voyer Capital Inc. ("Crossen") (the "Crossen Agreement"). Pursuant to the Crossen Agreement, Crossen was to find a buyer for those assets of the corporation primarily associated to the drum business. The primary objective for the sale of the business was to clear the corporation of the drum business in order to make the corporation more attractive for an eventual reverse take-over (acquisition of a new business).

     Of the offers presented to the corporation by Crossen, the only serious offer was from the purchaser Shetland Enterprises Ltd. (see "Agreement to Sell" below) which, after negotiations, was finalized. The purchase price set forth in that agreement is the best offer presented to the corporation and that agreement, as determined by the corporation's board of directors, is the best deal the corporation is able to obtain for the drum business.

     The corporation will retain its cash reserves which will include the cash to be received from the purchaser from and after closing of the agreement to sell, with the intention of rolling in a new business better suited for a public company.

     VERBEX AGREEMENT IN PRINCIPLE. An agreement in principle (the "Verbex Agreement") has been reached as of November 27, 2001, between the corporation and Verb Exchange Inc. ("Verbex"), a privately held British Columbia company, for the acquisition of Verbex by the corporation through a reverse take-over transaction (the "Transaction"). The Transaction, which will be structured under Canadian law as a statutory plan of arrangement, is subject to a number of conditions, including the approval from the shareholders of the corporation, approval from the Canadian Venture Exchange (the "CDNX"), and a requirement of the corporation to complete adequate financing (the "Financing") to ensure that it has a minimum of $2 million net cash in its treasury. Following the completion of the Financing, it is anticipated that the shareholders of the corporation and Verbex will each own 50% of the outstanding shares of the combined company, prior to issuance of any securities in settlement of advisory fees, finders' fees or sponsorship fees.

     Pursuant to the Transaction, the outstanding warrants of both Verbex and the corporation will be exchanged for equivalent warrants in the combined company and all currently outstanding options will be canceled. It is anticipated that approximately 8.1 million shares and 1.5 million warrants will be outstanding following completion of the Transaction, prior to the issuance of any warrants pursuant to the Financing. An option plan reserving 20% of the number of shares outstanding on completion of the Transaction will also be established. The corporation and Verbex have also agreed to pay a finder's fee to Pensbreigh Holdings Ltd. of 1,000,000 common shares of the corporation on completion of the Transaction.

     As at the date hereof, the constitution of the board of directors of the combined company has not been determined, although it is anticipated that the said board will include three nominees of each of the corporation and Verbex, together with an independent nominee agreeable to both companies.

     The corporation has also agreed to provide a bridge loan, to a maximum of $1,250,000 to Verbex pending the completion of the Transaction. Loans will be secured against the assets of Verbex and in addition by a pledge of (security interest in) the shares of Verbex held by its principal shareholders. Advances under the loan are to be made against an approved budget. At Report date, $600,000 has been advanced to Verbex under the loan, in accordance with the summarized security arrangements.

     Verbex operates through headquarters in Vancouver, B.C., where also are located principal operating offices, as well as a U.S. branch office in Phoenix, Arizona. The Verbex management team is composed of telecom and internet industry veterans with extensive experience in technical applications, marketing and finance.

     The corporation expects to negotiate and sign a definitive agreement for the Transaction with Verbex in May or June, 2002, and present the Transaction for approval by the corporation's shareholders. No definitive agreement is in place as of the filing date of this Form 6-K Report.

     SALE OF DRUM BUSINESS

     AGREEMENT TO SELL - GENERAL. On November 30, 2001, the corporation signed an agreement to sell (subject to approval by the corporation's shareholders, see " - Shareholder Approval and Closing" below) to Shetland Enterprises Ltd. (the "purchaser") all assets related to the core business of manufacturing and selling drums and related products, subject to related liabilities. A summary of the assets excludes cash, but includes all tangible and intangible assets (equipment, finished and raw inventory, work in progress, accounts receivable, distribution contracts, and intellectual property including patents, copyrights, trademarks and internet web site (URL)); a summary of the liabilities includes all trade payables, lease obligations, and payroll obligations and other obligations to employees.

     The purchase price under the agreement to sell is Cdn$400,000, payable $200,000 at closing and the $200,000 balance in vendor take back financing, and in addition, for so long as any of the balance is outstanding, a royalty of 5% of the net profit of the purchaser (determined before taxes, bonuses and profit sharing) for each year or part thereof any balance is outstanding (if the latter, the royalty will be pro rated for that part of the year when a balance is outstanding). The $200,000 balance will bear interest at 7% per year, to accumulate until December 31, 2002, when accrued interest will be capitalized and added to the balance. The new balance will be payable in 36 equal payments of principal and interest, starting February 1, 2003 through January 1, 2006.

     AGREEMENT TO SELL - SECURITY. At closing, the purchaser was to grant in favor of the corporation a general security interest in all the sold assets, as security for the due and timely payment of the vendor take back financing portion of the purchase price. As further security, the purchaser was to deliver the personal guarantees of William Jenni son and Francis Tan, principals of the purchaser, as to 80% and 20% of the take back financing portion of the purchase price, respectively.

     AGREEMENT TO SELL - SHAREHOLDER APPROVAL AND CLOSING. On January 4, 2002, the corporation's shareholders approved the agreement to sell, and on that same date the corporation and the seller closed the agreement in accordance with its terms as summarized above.

     Crossen was paid $28,000 cash for its business brokerage services in connection with the agreement to sell. Payment of this fee was an expense of the corporation generally, not related to the sold drum business, and therefore that payment is not shown as an adjustment in the attached pro forma financial operating statement information.

     PRO FORMA FINANCIAL INFORMATION. Attached is the corporation's balance sheet as of February 28, 2001, (a) with historical data at that date derived from the audited financial statements previously filed on Form 20-F, and (b) containing pro forma balance sheet data as if the agreement to sell had been closed as of that date, with the pro forma adjustments made to the historical data to show assets, liabilities and shareholders' equity of the corporation as if the agreement had been closed as of that date.

     Also attached is the corporation's balance sheet as of November 30, 2001,
(a) with historical data at that date derived from the unaudited financial statements as of that date, being filed at the same date as this Form 6-K Report, and (b) containing pro forma balance sheet data as if the agreement to sell had been closed as of February 28, 2001, with the pro forma adjustments made to the historical data to show assets, liabilities and shareholders' equity of the corporation as if the agreement had been closed as of that date.

     Also attached is the corporation's statements of income and deficit for the 12 months ended February 28, 2001, (a) with historical data as at that date derived form the audited financial statements previously filed on Form 20-F, and
(b) containing pro forma operating data as if the agreement to sell had been closed as of March 1, 2000, with the pro forma adjustments made to the historical data to show elimination of all revenues and expenses associated with the manufacture and sale of drums and related equipment.

     The pro forma financial information is presented using the corporation's former fiscal year beginning March 1 and ending February 28. Subsequent to January 4, 2002, the corporation changed its fiscal year to the calendar year, beginning January 1 and ending December 31.

     CHANGE OF AUDIT FIRMS. As of January 4, 2001, the corporation approved the change of audit firms from Ellis Foster LLP, Chartered Accountants, to KPMG LLP, Chartered Accountants. Ellis Foster were the corporation's auditors for the fiscal year ended February 28, 2001 and had been the corporation's auditors since February 1998. In order to facilitate the proposed reverse take-over transaction with Verb Exchange Inc. (as described below) the board of directors of the corporation determined it would be appropriate for the corporation to change its auditors, Ellis Foster, to the auditors of Verb Exchange Inc., KPMG, with the objective being, among others, the reduction of associated costs of audits should the proposed reverse take- over with Verb Exchange Inc. be approved and effected.

     The corporation has never had any disagreements with Ellis foster on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Ellis Foster's satisfaction, would have caused that firm to make reference to the subject matter of the disagreement in connection with its reports. Ellis Foster's reports on the corporation's financial statements have never stated a disclaimer or qualification. Ellis Foster has reviewed the foregoing statements made in this Form 6-K Report and concur therewith.

     CHANGE OF FISCAL YEAR. Subsequent to January 4, 2002, the corporation changed its fiscal year to the calendar year, beginning January 1 and ending December 31. The corporation's Form 20-F will be filed in calendar 2002, with audited financial statements for the 10 months ended December 31, 2001 and balance sheet at that date.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   AYOTTE MUSIC INC.
                                                   (Registrant)



Date:   January 21, 2002                     By:      /s/    Don Mazankowski
                                                   -----------------------------
                                                   General Manager

              AYOTTE MUSIC INC.

              SEC FORM 6-K
              ProForma Financial Information
              (in Canadian Dollars)

              February 28, 2001



              INDEX
              Balance Sheets
              Statements of Income and Deficit

AYOTTE MUSIC INC.
SEC FORM 6-K PRO FORMA FINANCIAL
BALANCE SHEET
FEBRUARY 28, 2001

-----------------------------------------------------------------------------------------------------
                                                           Historical       Pro Forma    Pro Forma
                                                              2001         Adjustment     Results
                                                           Statement
-----------------------------------------------------------------------------------------------------
                                                                          (Canadian Dollars)
                                                          -------------------------------------------
  Cash and cash equivalents                               $     938,218   $       --    $     938,218
  Accounts receivable                                           102,669      102,669               --
  Inventories                                                   245,413      245,413               --
  Prepaid expenses                                               31,208       31,208               --
-----------------------------------------------------------------------------------------------------

                                                              1,317,508      379,290          938,218

CAPITAL ASSETS                                                  201,140      201,140               --

PATENT                                                            1,016        1,016               --
-----------------------------------------------------------------------------------------------------

                                                          $   1,519,664   $  581,446    $     938,218
=====================================================================================================
LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                $     126,568   $  126,568    $          --
  Current portion of obligations under capital leases                --           --               --
-----------------------------------------------------------------------------------------------------

                                                                126,568      126,568               --

OBLIGATIONS UNDER CAPITAL LEASES                                     --           --               --
-----------------------------------------------------------------------------------------------------

                                                                126,568      126,568               --
-----------------------------------------------------------------------------------------------------

SHARE CAPITAL & DEFICIT

SHARE CAPITAL                                                 3,029,072           --        3,029,072

DEFICIT                                                     (1,635,976)      454,878      (2,090,854)
-----------------------------------------------------------------------------------------------------

                                                              1,393,096      454,878          938,218
-----------------------------------------------------------------------------------------------------

                                                          $   1,519,664   $  581,446    $     938,218
=====================================================================================================

AYOTTE MUSIC INC.
SEC FORM 8-K  PRO FORMA FINANCIAL INFORMATION
STATEMENTS OF INCOME AND DEFICIT
YEAR ENDED FEBRUARY 28, 2001

----------------------------------------------------------------------------------------------------------
                                                            Historical       Pro Forma          Pro Forma
                                                               2001          Adjustment          Results
                                                            Statement
----------------------------------------------------------------------------------------------------------

                                                                        (Canadian Dollars)
                                                          ------------------------------------------------

SALES                                                     $    1,518,011    $   1,518,011    $          --

COST OF GOODS SOLD                                               810,148          810,148               --
----------------------------------------------------------------------------------------------------------

GROSS MARGIN                                                     707,863          707,863               --
----------------------------------------------------------------------------------------------------------


EXPENSES
  Operating Business                                             576,709          576,709               --
  Corporate                                                      102,920               --          102,920
  Public Company                                                  11,238               --           11,238
  Management Fees                                                 68,000               --           68,000
----------------------------------------------------------------------------------------------------------

                                                                 758,867          576,709          182,158
----------------------------------------------------------------------------------------------------------

GAIN (LOSS) FROM OPERATIONS                                      (51,004)         131,154         (182,158)

OTHER INCOME (EXPENSES)
  Other income                                                    33,892               --           33,892
  Gain (loss) on foreign exchange                                 34,507           34,507               --
----------------------------------------------------------------------------------------------------------

                                                                  68,399           34,507           33,892
----------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE YEAR                                    17,395          165,661         (148,266)

INCOME (DEFICIT), beginning of year                           (1,653,371)         289,217       (1,942,588)
-----------------------------------------------------------------------------------------------------------

INCOME (DEFICIT), end of year                             $   (1,635,976)   $     454,878    $  (2,090,854)
===========================================================================================================

EARNINGS (LOSS) PER SHARE                                 $         0.00    $                $       (0.01)
===========================================================================================================

WEIGHTED AVERAGE SHARES                                       12,531,192                        12,531,192
===========================================================================================================

              AYOTTE MUSIC INC.



              PRO FORMA QUARTERLY FINANCIAL STATEMENTS
              (UNAUDITED)

              AS AT NOVEMBER 31, 2001

              SEC FORM 6-K PRO FORMA FINANCIAL STATEMENTS
              BALANCE SHEET
              STATEMENT OF DEFICIT

AYOTTE MUSIC INC.

PRO FORMA BALANCE SHEET
QUARTERLY STATEMENTS, NOVEMBER 30, 2002
(Prepared by Management without Audit)

---------------------------------------------------------------------------------------------------------
                                                             Historical      Pro Forma         Pro Forma
                                                          3rd Quarter '02    Adjustment         Results
                                                             Statement
---------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and term deposits                                    $    948,264      $      --         $   948,264
Accounts receivable                                             65,992           65,992              --
Inventories                                                    237,797          237,797              --
Prepaid expenses                                                18,657           18,657              --
---------------------------------------------------------------------------------------------------------

                                                             1,270,710          322,446           322,446

CAPITAL                                                        168,893          168,893              --

PATENT                                                           1,016            1,016              --
---------------------------------------------------------------------------------------------------------

                                                          $  1,440,619      $   492,355       $   948,264
=========================================================================================================

LIABILITIES

CURRENT
Accounts payable and accrued liabilities                  $    108,089      $    98,150       $     9,939

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                                 3,069,07             --           3,069,073

DEFICIT                                                     (1,736,543)         394,205        (2,130,748)
---------------------------------------------------------------------------------------------------------

                                                             1,332,530          394,205           938,325
---------------------------------------------------------------------------------------------------------

                                                          $  1,440,619      $   492,355       $   948,265
=========================================================================================================

AYOTTE MUSIC INC.

PRO FORMA STATEMENT OF DEFICIT
QUARTERLY STATEMENTS, NOVEMBER 30, 2002
(Prepared by Management without Audit)

----------------------------------------------------------------------------------------------------------
                                                             Historical         Pro Forma       Pro Forma
                                                           3rd Quarter '02     Adjustment        Results
                                                              Statement
----------------------------------------------------------------------------------------------------------

SALES                                                     $  1,032,105      $  1,032,105      $       --

COST OF GOODS SOLD                                             774,010           774,010              --
----------------------------------------------------------------------------------------------------------

GROSS MARGIN                                                   258,095           258,095              --
----------------------------------------------------------------------------------------------------------

EXPENSES
Operating Business                                             316,704           316,704              --
Corporate                                                       55,370              --              55,370
Public Company                                                  10,476              --              10,476
Management Fees                                                 36,000              --              36,000
----------------------------------------------------------------------------------------------------------

                                                               418,550           316,704           101,846
----------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                                 (160,455)          (58,609)         (101,846)

OTHER
Other income                                                    61,952              --              61,952
Gain (loss) on foreign exchange                                  3,287             3,287              --
Loss on disposal of asset                                       (5,351)           (5,351)             --
----------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE  PERIOD                             (100,567)          (60,673)          (39,894)
INCOME (DEFICIT), beginning of period                       (1,635,976)          454,878        (2,090,854)
----------------------------------------------------------------------------------------------------------

INCOME (DEFICIT), end of period                           $ (1,736,543)     $    394,205      $ (2,130,748)
==========================================================================================================

INCOME (LOSS) PER SHARE                                            .01              --                 .00
Shares Issued                                               13,094,000              --          13,094,000

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